UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

THE DIXIE GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $3.00 Per Share

(Title of Class of Securities)

255579-10-4

(CUSIP Number)

John F. Henry, Jr.

Shumacker Witt Gaither & Whitaker, P.C.

Suite 1100, 736 Market Street

Chattanooga, TN 37402

423-425-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2004**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	See Explanatory Note that precedes Item 1.

SCHEDULE 13D

CUSIP No. 255579-10-4	PAGE 2 OF 8 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul K. Frierson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 103,641 8. Shared Voting Power 278,063 9. Sole Dispositive Power 197,710 10. Shared Dispositive Power 91,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,204

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 3.37%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE:

This Amendment No. 2 to Schedule 13D is being filed for the sole purpose of correcting the nature of certain trust holdings set forth in Item 5 of Amendment No. 1. Only Item 5 is being amended by this filing. No other information contained in Amendment No. 1 is amended hereby. This Amendment No. 2 does not reflect events occurring after the filing of Amendment No. 1, or modify or update other disclosures therein in any way other than as required to correct Item 5. Capitalized terms used without definitions in this Amendment No. 2 shall have the respective meanings ascribed to them in Amendment No. 1.

Item 1.	Security and Issuer.

No Change.

Item 2.	Identity and Background.

No Change.

Item 3.	Source and Amount of Funds or Other Consideration.

No Change.

Item 4.	Purpose of Transaction.

No Change.

Item 5.	Interest in Securities of the Issuer.

The information set forth under this item is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, Mr. Frierson is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 381,704 shares of Common Stock1 constituting

1 Such 381,704 shares of Common Stock consist of: (i) 103,641 shares of Common Stock as to which Mr. Frierson has sole investment and sole voting power, consisting of (A) 48,453 shares of Common Stock owned directly by Mr. Frierson, (B) options, which are exercisable within 60 days of the date hereof, to purchase 47,766 shares of Common Stock, (C) 1,936 shares of Common Stock allocated to Mr. Frierson’s account in The Dixie Group, Inc. 401(k) Retirement Savings Plan (the “401(k) Plan”), and (D) 5,486 shares of Common Stock held by Mr. Frierson as trustee of the Rowena K. Frierson Charitable Remainder Unitrust for the lifetime benefit of Paul K. Frierson; (ii) 6,080 shares of Common Stock owned by the wife of Mr. Frierson and as to which he shares voting and investment power; (iii) 20,610 shares of Common Stock owned by the

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approximately 3.37% of the 11,343,080 shares of Common Stock2 that were deemed to be outstanding as of November 6, 2003. Mr. Frierson expressly disclaims beneficial ownership of the 179,373 such shares which may be deemed to result from the conversion of shares of the Issuer’s Class B Common Stock, par value $3.00 per share (the “Class B Common Stock”) held subject to the Shareholder Agreement discussed in Item 6 hereof, because restrictions on transferability and withdrawal imposed by the agreement effectively prohibit such conversion for the duration of the agreement, absent the consent of the parties.

children of Mr. Frierson and as to which he shares voting power; and (iv) the deemed conversion of (A) 94,069 shares of Class B Common Stock, which are convertible on a share-for-share basis into shares of Common Stock, held directly by Mr. Frierson, which shares are subject to the Shareholder Agreement discussed in Item 6 hereof, (B) 72,000 shares of Class B Common Stock owned by the children of Mr. Frierson and as to which he shares voting power, (C) 17,061 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the J. Burton Frierson, III family, which shares are subject to the Shareholder Agreement discussed in Item 6 hereof, (D) 17,061 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the Paul K. Frierson family, which shares are subject to the Shareholder Agreement discussed in Item 6 hereof, (E) 17,061 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the Daniel K. Frierson family, which shares are subject to the Shareholder Agreement discussed in Item 6 hereof, (F) 17,061 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the T. Cartter Frierson family, which shares are subject to the Shareholder Agreement discussed in Item 6 hereof, and (G) 17,061 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the James W. Frierson family, which shares are subject to the Shareholder Agreement discussed in Item 6 hereof.

2 299,139 shares of Common Stock are added to the 11,043,941 shares of Common Stock reported by the Issuer to Mr. Frierson as outstanding as of November 6, 2003, to reflect (i) the assumed conversion of the 251,373 shares of Class B Common Stock, which are held as described in Footnote 1 hereof, and (ii) the assumed exercise of options, which are exercisable within 60 days of the date hereof, to purchase 47,766 shares of Common Stock. As stated in Item 5(a), Mr. Frierson expressly disclaims beneficial ownership of the 179,373 shares of Common Stock which would result from the conversion of shares of Class B Common Stock held subject to the Shareholder Agreement discussed in Item 6 hereof.

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(b) Mr. Frierson has the sole power to vote and dispose of 103,641 of the shares of Common Stock for which beneficial ownership is reported.3

Mr. Frierson has the sole power to dispose of 94,069 shares of Class B Common stock held directly by Mr. Frierson and subject to the Shareholder Agreement discussed in Item 6 hereof.

Mr. Frierson shares the power to vote and dispose of 91,384 of the shares of Common Stock for which beneficial ownership is reported.

Mr. Frierson also shares the power to vote and dispose of 6,080 shares of Common Stock owned by his wife (Maureen K. Frierson). Her address is 141 Brow Lake Road, Lookout Mountain, Georgia 30750.

Mr. Frierson also shares the power to vote and dispose of 17,061 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the J. Burton Frierson, III family. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 17,061 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement. Daniel K. Frierson’s address is 345-B Nowlin Lane, Chattanooga, Tennessee 37421. He is Chairman of the Board and Chief Executive Officer of the Issuer. T. Cartter Frierson’s address is 4939 Scenic Highway, Rising Fawn, Georgia 30738. He is President of TCF Consulting Group, LLC, a management consulting firm.

Mr. Frierson also shares the power to vote and dispose of 17,061 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the Paul K. Frierson family. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 17,061 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Mr. Frierson also shares the power to vote and dispose of 17,061 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the Daniel K. Frierson family. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 17,061 shares of Common Stock which would result from the

3 Consists of (i) 48,453 shares of Common Stock owned directly by Mr. Frierson, (ii) options, which are exercisable within 60 days of the date hereof, to purchase 47,766 shares of Common Stock, (iii) 1,936 shares of Common Stock allocated to Mr. Frierson’s account in the 401(k) Plan, and (iv) 5,486 shares of Common Stock held by Mr. Frierson as trustee of the Rowena K. Frierson Charitable Remainder Unitrust for the lifetime benefit of Paul K. Frierson.

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conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Mr. Frierson also shares the power to vote and dispose of 17,061 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the T. Cartter Frierson family. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 17,061 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Mr. Frierson also shares the power to vote and dispose of 17,061 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the James W. Frierson family. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 17,061 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Mr. Frierson shares the power to vote 20,610 shares of Common Stock and 72,000 shares of Class B Common Stock owned by his children (C. Kelly Frierson, Paul K. Frierson, Jr., Christina Marie Frierson, and John Sullivan Frierson). Their address for purposes of this filing is 141 Brow Lake Road, Lookout Mountain, Georgia 30750.

Mr. Frierson also shares the power to vote 94,069 shares of Class B Common Stock held directly by Mr. Frierson and subject to the Shareholder Agreement discussed in Item 6 hereof.

None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

(c) On February 20, 2004, the Estate of Rowena K. Frierson adopted a plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, for trading in shares of Common Stock, including shares of Class B Common Stock upon conversion into shares of Common Stock. Mr. Frierson, together with Daniel K. Frierson and T. Cartter Frierson, are each co-executors of the Estate of Rowena K. Frierson. Pursuant to the plan, the Estate disposed of 125,139 shares of Class B Common Stock on February 20, 2004, and 3 shares of Common Stock on February 23, 2004.

(d) See Item 5(b).

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(e) As of February 20, 2004, Mr. Frierson ceased to be a beneficial owner of more than five percent of the Issuer’s Common Stock as a result of the disposition of Class B Common Stock held by the Estate of Rowena K. Frierson, of which Mr. Frierson, Daniel K. Frierson and T. Cartter Frierson are co-executors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No Change.

Item 7.	Material to be Filed as Exhibits.

No Change.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ PAUL K. FRIERSON

Paul K. Frierson

Date: April 12, 2004

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